Filed by TradeStation Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

EMPOWERING TRADERS TO CLAIM THEIR FINANCIAL EDGE April 2022

Cautionary Statement Regarding Forward - Looking Statements This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , as amended, that reflect TradeStation’s current views with respect to, among other things, the future operations and financial performance of TradeStation . Forward - looking statements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “enhance,” “expects,” “hope,” “in progress,” “intends,” “may,” “over time,” “planned,” “seeks,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases . Forward - looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches , and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading - related revenue generated, (iii) the success, or lack thereof, of TradeStation’s crypto account - opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal funds target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase . The forward - looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties . No assurance can be given that future developments affecting TradeStation will be those that are anticipated . Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation . Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them . Any forward - looking statement made in this communication speaks only as of the date hereof . TradeStation undertakes no obligation to update, revise or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws . Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and are protected under applicable intellectual property laws . Proposed Business Combination As previously announced, TradeStation Group, Inc . (the “Company”) and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”) . This presentation does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended , or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected . No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation . In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S - 4 (the “Registration Statement”) with the U . S . Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by the company . Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination . The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination . Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without charge, at the SEC’s website at www . sec . gov , or by directing a request to : Quantum FinTech Acquisition Corp . , 4221 W . Boy Scout Blvd . , Suite 300 , Tampa, FL 33607 , Attention : Investor Relations or by email at IR@qftacorp . com . Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC . Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021 , which is available free of charge at the SEC’s website at www . sec . gov . Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company’s directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination . Disclaimers 1 1

TradeStation At A Glance

226,000 +
Total Customer Accounts[1]

$12.0 Billion
Total Customer Assets

$209.6 Million
Annual Revenue

30-Year History of Helping Self-Directed Traders and Investors Claim Their Financial Edge

Multi-Asset, Self-Clearing
Brokerage Offering Equities, Options, Futures and Cryptocurrencies

Award-Winning
Technology and Research Tools Accessible on Mobile, Web, Desktop and Through API

(1) Included in "Total Customer Accounts" are approximately 42,900 customer crypto accounts opened through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding on behalf of the customer (BTC equal to USD 10.00) and which had not had any account activity as of March 31, 2022. TradeStation expects to terminate this crypto account marketing promotion at the end of April 2022.

2

TradeStation is Well-Positioned to Benefit from Growth Opportunities

1. Award-Winning Suite of Trader and Investor Products
2. Expanding Customer Base of Experienced and New Traders
3. Differentiated Positioning in the Market
4. Strong Track Record of Account Growth
5. Well-Defined Growth Accelerators

3

Product Suite Caters to a Broad Spectrum of Self-Directed Investors

From highly active full-time traders requiring advanced charting and trading functionality…



TradeStation 10 Desktop Platform

Advanced stocks, futures and options trading platform with powerful tools to help traders test, optimize, monitor and automate custom trading strategies

OptionStation Pro

Options analytics trading platform designed for stock and index options traders



…to self-directed retail investors looking for simplicity and ease of use

TradeStation Mobile & Mobile Apps

Stocks, futures, options and crypto trading on-the-go





TradingView (API Integration)

Stocks, ETFs, futures and crypto trading by accessing TradeStation directly from the TradingView community

StockBrokers.com

Consistently Rated #1 or "Best in Class" StockBrokers.com Online Broker Review for:

Platform & Tools	Crypto Technology	Active Trading
Options Trading	Commissions & Fees	Futures Trading

nerdwallet

2022 Best Online Broker for Stock Trading Platform and Research in Nerd Wallet's 2022 Best-of Awards

4

Note: The TradingView screen is owned by TradingView. TradingView is not a TradeStation company or affiliate. See page 10 for more detail regarding TradeStation's third-party relationships that can generate account growth and revenue.

Feature-Rich Platform Designed to Attract Next Generation of Self-Directed Investors

TradeStation is a go-to platform for active individual traders looking for an edge



Baby Boomer / Gen-X (Born 1946-1980)

- Average age: 49 years old
- 29-month average account tenure
- $621,000 average net worth
- $28,000 average balance at TradeStation
- Heavy desktop platform use

Newcomer growth accelerated during COVID



Millennials / Gen-Z (Born after 1980)

- Average age: 27 years old
- 12-month average account tenure
- $143,000 average net worth
- $8,000 average balance at TradeStation
- Attracted to mobile products and social platforms

Customer Age Mix
As a % of total customers


95.0%
5.0%
82.1%
17.9%
As of
March 31, 2019
March 31, 2022
Baby Boomer/Gen X (Born 1946-1980)
Millennials/Gen-Z (Born after 1980)

Source: Based on client onboarding information and other company data. Data as of March 31, 2022

Note: This page contains forward-looking statements, which involve numerous risks and uncertainties. Actual results may differ materially from those described in or implied by any forward-looking statements. Please see Disclaimers on Page 1 of this presentation for additional information.

5

TradeStation Seeks to Capture Traders and Active Investors from Legacy and Challenger Brokers and can be a Bridge to the Traditional Asset Classes for Crypto Traders

	Legacy Brokers Traditional Investors, Traders, Advisors	**Challenger Brokers** Beginner Investors & Traders	**TradeStation**	**Crypto Exchanges** Crypto Investors & Traders
Cryptocurrency Trading	○	◕	●	●
Self-Clears Stocks, Options, and Futures	◕	○	●	○
Strategy Back-Testing & Automation	◕	○	●	○
Advanced, Multi-Asset API Technology	◑	○	●	○
Education & Social Community	◕	◕	●	◔

6

Note: This page contains forward-looking statements, which involve numerous risks and uncertainties. Actual results may differ materially from those described in or implied by any forward-looking statements. Please see Disclaimers on Page 1 of this presentation for additional information.

50 70 90 110 130 150 170 190 210 230 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 203 (2) 70 73 76 79 83 88 92 95 98 102 113 103 104 122 129 138 152 170 (2) 160 A v e r a g e Total Customer A cc oun t s (1) ( i n t h ou s and s ) (1) " Average Total Customer Accounts” for each fiscal quarter is calculated by adding the ending balance of total customer accounts for the last month of the prior fiscal quarter and the end ing balance of total customer accounts for each of the three months of the fiscal quarter being measured and dividing the sum by four. (2) Total Customer Accounts and Gross New Accounts at and for Q3 FYE 3/31/2022 i ncluded approximately 4,950, and at and for Q4 FYE 3/31/2022 included approximately 37,900, customer crypto accounts opened t hro ugh a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding (BTC equal to USD 10.00) and w hic h had not had any account activity as of the end of those respective periods. ▪ Brand Refresh ▪ Simplified Pricing ▪ TradeStation 10 ▪ Web API ▪ Fully Paid Lending ▪ Account Opening Process Redesign ▪ Commission Free Trading ▪ TradeStation Crypto ▪ YouCanTrade ▪ New Futures Options Platform ▪ TradingView Alliance ▪ New TradeStation.com Website ▪ Real - time Account Funding ▪ Data - Driven Marketing Mix ▪ Crypto in Web API ▪ Crypto Added to TradingView F Y E 3 /3 1 /2 1 F Y E 3 / 31 / 2 0 F Y E 3 / 31 / 1 9 F Y E 3 / 31 / 1 8 F Y E 3/ 3 1/ 2 2 ▪ Simplified Balance View ▪ Crypto IRA ▪ Crypto FIX API ▪ Enhanced Options API FYE 2022 FYE 2021 FYE 2020 FYE 2019 FYE 2018 T r ac k R ec o r d o f A cc oun t Growth Driven in Part From New Product and Feature Rollouts 7

8 2020 2021 2022 (1) “ Gross Brokerage Revenue” includes trading - related revenue and net interest income in respect of equities (including equity optio ns) and futures customer brokerage accounts and transactions. Note : This page contains forward - looking statements, which involve numerous risks and uncertainties. Actual results may differ mater ially from those described in or implied by any forward - looking statements. Please see Disclaimers on Page 1 of this presentation for additional information. Gross Brokerage Revenue (1) ($ in millions) Core Brokerage Business Positioned to Scale Fiscal years ended March 31, Further Simplify User Experience Insights & Education Peer - to - Peer Community Planned Initiatives to Further Accelerate Growth: Current Offering: Self - Clearing of Stocks, Options and Futures Award - Winning Trading and Analysis Tools Robust Middle and Back Office Brokerage Technology Platform that Provides Operating Leverage Track Record of Sustaining Heavy Volume $194.8 $175.9 $199.7

Robust Crypto Offering Poised for Growth

Current Crypto Offering:

- Bitcoin, Bitcoin Cash, Ethereum, Litecoin, USDC Stable Coin
- Support for Self-Directed IRA Accounts
- Multiple Liquidity Sources Aggregated into One Feed
- Transparent Pricing
- Powerful Trading Tools

Planned Initiatives to Further Accelerate Growth:

- Native Integration with TradeStation
- New Cryptocurrencies
- Further Expansion to Non-U.S. Customers

Crypto Accounts Have Grown Rapidly(1)



56,549
42,916
16,213
4,950
9,218
7,897
5,179
11,263
13,633
Mar '21
Jun '21
As of Sep '21
Dec '21
Mar '22
New Accounts
Crypto Promotion Activity Pending(1)

(1) The 4,950 and 42,916 numbers in the lighter-shaded parts of the columns for Dec '21 and March '22 represent, as of the end of those respective quarterly periods, the customer crypto accounts opened through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding on behalf of the customer (BTC equal to USD 10.00) and which had not had any further account activity as of the end of those respective periods.

Note: This page contains forward-looking statements, which involve numerous risks and uncertainties. Actual results may differ materially from those described in or implied by any forward-looking statements. Please see Disclaimers on Page 1 of this presentation for additional information.

9

Expand Third-Party Relationships That Can Generate Account Growth and Revenue

Current API-Centered Offerings:

- Brokerage services provider for Brokerage-as-a-Service ("BaaS") Model
- Execution, Clearing, Settlement and Custody
- Equities, Options, Futures, Futures Options and Crypto
- FIX and Web APIs for Market Data and Execution

Third-Party Relationship Categories:

- FinTechs
- Equities & Futures Introducing Brokers
- Crypto Brokers & Exchanges
- Referral-Centered Relationships

Planned Initiatives to Further Accelerate Growth:

- Account Opening and Cash Management via API
- Customer Self-Service via API
- BaaS Portal for Relationship Management with BaaS provider


API

Note: Third-party relationships that can generate account growth and revenue are business arrangements with third parties created by commercial contracts, and are not partnerships, joint ventures or any similar type of agency relationship or business combination. These may include (i) API-centered arrangements that enable third-party platforms to access TradeStation's brokerage services and back-office systems, (ii) API-centered arrangements that enable TradeStation to access or be integrated with third-party platforms and back-office systems (such as other brokerage firms to which TradeStation licenses or makes available its platform) and (iii) customer lead referral-centered arrangements.

Note: This page contains forward-looking statements, which involve numerous risks and uncertainties. Actual results may differ materially from those described in or implied by any forward-looking statements. Please see Disclaimers on Page 1 of this presentation for additional information.

10

RECENT OPERATING AND FINANCIAL HIGHLIGHTS Three Months and Fiscal Year Ended March 31, 2022

Total Customer Accounts Exceed 226,000 (1) as TradeStation Executes Growth Strategy Customer Metrics Total Customer Accounts (1) of 226,506 as of March 31, 2022, representing 55.3% year - over - year growth ▪ Total Customer Accounts grew by 25.8% year over year when excluding crypto account - opening promotion accounts 62,787 Gross New Accounts (1) added during the fiscal fourth quarter, a year - over - year increase of 130% ▪ Rate of Gross New Accounts added declined by 11.3% year over year when excluding crypto account - opening promotion accounts Total Customer Assets increased by 16.4% year over year to $12.0 billion Total Customer Cash increased by 4.0% year over year to $2.9 billion 145.9 157.0 162.8 178.9 226.5 $10.3 $11.4 $11.3 $12.3 $12.0 $2.8 $2.9 $2.9 $3.0 $2.9 $0.0 $5.0 $10.0 $15.0 $20.0 $0 $40 $80 $120 $160 $200 $240 Total Customer Accounts, Total Customer Assets and Total Customer Cash Total Customer Accounts Total Customer Assets Total Customer Cash (In thousands) March ‘21 June ‘21 Sep ‘21 Dec ‘21 March ‘22 ($, billions) ($, billions) (As of period end) (1) Total Customer Accounts and Gross New Accounts at and for Q3 FYE 3/31/2022 i ncluded approximately 4,950, and at and for Q4 FYE 3/31/2022 included approximately 37,900, customer crypto accounts opened t hro ugh a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding (BTC equal to USD 10.00) and w hic h had not had any account activity as of the end of those respective periods. 12

DARTs Daily Average Revenue Trades (DARTs) of 237,694 declined by 14.2% year over year ▪ Equities DARTs declined by almost 30% due to comparison to prior - year elevated activities during COVID - 19 ▪ Average VIX of 25.4 was 9% higher than prior - year average of 23.2 ▪ Options trading increased by 21.5% and futures trading by 14.6% year over year, highlighting TradeStation’s multi - asset platform DARTs increased by 10.7% quarter over quarter ▪ Futures trading increased by 24.8%, options by 17.3% quarter over quarter ▪ Equities increased slightly ▪ Average VIX increased 31.7% quarter over quarter to 25.4 31 - Dec - 20 31 - Mar - 21 30 - Jun - 21 31 - Sep - 21 31 - Dec - 21 277.0 214.5 203.3 214.7 237.7 23.2 18.0 18.3 19.3 25.4 - 5 10 15 20 25 30 35 40 0.0 40.0 80.0 120.0 160.0 200.0 240.0 280.0 320.0 DARTs and VIX Closing Average Total DARTs VIX Closing Average Three months ended, Mar ‘21 June ‘21 Sep ‘21 Dec ‘21 Mar ‘22 (In thousands) Year over year compares results for the three months ended March 31, 2022 to the three months ended March 31, 2021. Quarter over quarter compares results for the three months ended March 31, 2022 to the three months ended December 31, 2021. Increased Options and Futures Trading Highlights TradeStation’s Versatile Platform 13

Total Net Revenues Decreased by 19.1% year over year ▪ Trading - related revenue decreased by 14.8% ▪ Net interest income decreased by 7.9% Decreased by 2.3% quarter over quarter ▪ Trading - related revenue increased by 6.3% ▪ Net - interest income decreased by 10.8% $51.7 $40.3 $39.5 $41.5 $44.1 $10.9 $10.7 $9.3 $11.3 $10.1 $2.4 $1.6 $1.6 $1.1 $(1.5) $65.0 $52.8 $50.4 $53.9 $52.6 $(10.0) $- $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 31-Mar-21 30-Jun-21 30-Sep-21 31-Dec-21 31-Mar-22 Revenue Source Trading-Related Revenue Net-Interest Income Subscription and Other Revenue Three months ended, Mar ‘21 Jun ‘21 Sep ‘21 Dec ‘21 Mar ‘22 ($, millions) Year over year compares results for the three months ended March 31, 2022 to the three months ended March 31, 2021. Quarter over quarter compares results for the three months ended March 31, 2022 to the three months ended December 31, 2021. Prior - Year Trading Levels Impacts Fourth Quarter Comparisons 14

$32.2 $24.6 $24.1 $25.1 $27.0 $16.6 $13.2 $13.0 $13.8 $14.2 $3.0 $2.5 $2.4 $2.6 $2.9 $51.7 $40.3 $39.5 $41.5 $44.1 Trading Related Revenue Commissions Payment for Order Flow Account and Service Fees Trading - Related Revenue Decreased by 14.8% year over year ▪ Trading lower due to high prior - year comps related to elevated levels during COVID - 19 pandemic, offset by account growth and increased futures trading activity Increased by 6.3% quarter over quarter ▪ Growth driven by increase in customer accounts, DARTs and trading mix toward options and futures ▪ VIX elevated during quarter Three months ended, Mar ‘21 June ‘21 Sep ‘21 Dec ‘21 Mar ‘22 ($, millions) Year over year compares results for the three months ended March 31, 2022 to the three months ended March 31, 2021. Quarter over quarter compares results for the three months ended March 31, 2022 to the three months ended December 31, 2021. Trading - Related Revenue Declines YoY on Lower DARTs, Volatility 15

$3.1 $2.3 $2.3 $2.4 $2.8 $3.0 $3.1 $3.1 $3.2 $2.8 $3.3 $4.0 $3.5 $4.6 $3.8 $1.5 $1.3 $0.4 $1.1 $0.7 $10.9 $10.7 $9.3 $11.3 $10.1 $0 $2 $4 $6 $8 $10 $12 31-Mar-21 30-Jun-21 30-Sep-21 31-Dec-21 31-Mar-22 Net Interest Income Total Customer Cash Margin Lending Securites Lending Crypto Lending ($, millions) Net Interest Income Net interest income decreased by 7.9% year over year ▪ Lower crypto lending as well as lower interest earned on total customer cash and lower margin lending revenue ▪ Securities lending increased year over year ▪ Net interest income decreased by 10.8% quarter over quarter ▪ Lower crypto lending, securities lending and margin lending ▪ Interest income on total customer cash increased Rising fed fund rates should benefit net interest income ▪ Based on current Total Customer Cash balances, each 25 - basis point increase to fed fund rates could increase interest income earned on customer cash balances by up to approximately $7.0 to $7.5 million annualized (1) Three months ended, Mar ‘21 Jun ‘21 Sep ‘21 Dec ‘21 Mar ‘22 Year over year compares results for the three months ended March 31, 2022 to the three months ended March 31, 2021. Quarter over quarter compares results for the three months ended March 31, 2022 to the three months ended December 31, 2021. Net Interest Income Expected to Benefit from Rising - Rate Environment 16 Note : This page contains forward - looking statements, which involve numerous risks and uncertainties. Actual results may differ mater ially from those described in or implied by any forward - looking statements. Please see Disclaimers on Page 1 of this presentation for additional information.

$5.4 $5.7 $11.2 $22.7 $18.1 $21.2 $21.2 $22.7 $24.7 $23.0 $9.1 $8.6 $8.4 $8.2 $10.2 - $2.7 $13.6 $7.8 $8.2 $11.4 $5.6 $5.6 $5.7 $5.7 $6.0 $38.6 $54.7 $55.7 $69.5 $68.7 -$10 $0 $10 $20 $30 $40 $50 $60 $70 Expenses Marketing Employee Compensation and Benefits Cost of Services Provided Other Interest, Depr & Amort (1) Other includes Communications, Professional Services, Occupancy and Equipment, and Other Expense (Income). (1) Expenses Increased by 78.1% year over year ▪ Marketing expense increased 233% as TradeStation invested in brand awareness and performance - based marketing as part of growth strategy ▪ Employee compensation and benefits expense increased 8.4%, driven by headcount growth to support product enhancement and operations Decreased by 1.2% quarter over quarter ▪ Marketing expense decreased 20.1%, due in part to increased spending in fiscal third quarter that had been planned for fourth quarter, as well as efforts to improve account acquisition cost efficiencies ▪ Employee compensation and benefits decreased 6.7% due to increased capitalization rate and lower employee expense accruals partially offset by headcount growth Three months ended, Mar ‘21 Jun ‘21 Sep ‘21 Dec ‘21 Mar ‘22 ($, millions) Year over year compares results for the three months ended March 31, 2022 to the three months ended March 31, 2021. Quarter over quarter compares results for the three months ended March 31, 2022 to the three months ended December 31, 2021. Increased Spending Aligned with Execution of Growth Strategy 17

Appendix

Operating Metrics

	As of March 31, 2022	As of March 31, 2021
Total Customer Accounts[1] (in thousands)	226,506	145,887
Total Customer Assets ($, billions)	$12.0	$10.3
Total Customer Cash ($, billions)	$2.9	$2.8

	Three Months Ended March 31,		Fiscal Year Ended March 31,	
	2022	2021	2022	2021
Daily Average Revenue Trades (DARTs) (in thousands)	237.7	277.0	217.4	229.8
Gross New Accounts[1] (in thousands)	62.8	27.3	129.3	79.1

Operating Metrics Definitions:

Total Customer Accounts is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

Total Customer Assets is total cash and assets held in customer brokerage accounts at the end of the period presented.

Total Customer Cash is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

Daily Average Revenue Trades (DARTs) means daily average revenue trades made by customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation's "zero commission" plans (which are supported by payment-for-order-flow revenue). Each "side" of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of "Trading Days" in the period presented. A "Trading Day" means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Gross New Accounts is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

(1) Total Customer Accounts and Gross New Accounts at and for Q3 FYE 3/31/2022 included approximately 4,950, and at and for Q4 FYE 3/31/2022 included approximately 37,900, customer crypto accounts opened through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding (BTC equal to USD 10.00) and which had not had any account activity as of the end of those respective periods.

19

Trading - Related Revenue Includes brokerage commissions received on equities, futures and options trading; commissions received on cryptocurrency trading; services fees; other customer fees and charges; and payments for order flow Net Interest Income Includes net interest income from securities lending, cryptocurrency lending, margin lending and investment returns from customer cash in custody and TradeStation assets Subscription and Other Revenue Includes subscriptions, B2B platform license royalties, development and technology support services provided to Monex and other miscellaneous revenues How TradeStation Generates Revenue Net Revenue: ($ in millions) 60% 78% 79% 35% 18% 20% 5% 4% 1% FYE 3/31/20 FYE 3/31/21 FYE 3/31/22 Net Revenues (% of Total Revenue) $2 10 $2 19 $ 189 20

Condensed Income Statement (GAAP) (1) Other includes Communications, Professional Services, Occupancy and Equipment, and Other Expense (Income). Three Months Ended March 31, Fiscal Year Ended March 31, ($, thousands) 2022 2021 2022 2021 Trading - related revenue $44,087 $51,748 $165,421 $170,046 Net interest income 10,073 10,937 41,344 39,835 Subscription and other revenue (1,548) 2,322 2,854 8,771 Total Net Revenues $52,612 $65,007 $209,619 $218,652 Employee compensation and benefits 23,036 21,246 91,664 74,297 Cost of services provided 10,160 9,054 35,345 33,493 Marketing 18,138 5,446 57,733 17,395 Other (1) 10,416 8,910 42,374 33,951 Interest, depreciation & amortization 6,982 (6,065) 21,603 26,883 Total Expenses 68,732 38,591 248,719 186,019 Income (Loss) Before Income Taxes (16,120) 26,416 (39,100) 32,633 Income Taxes (Benefit) (1,369) 7,149 (7,406) 8,843 Net Income (Loss) ($14,751) $19,267 ($31,694) $23,790 21 (unaudited) (unaudited)

EMPOWERING TRADERS TO CLAIM THEIR FINANCIAL EDGE April 2022